Exhibit 99.1

ChinaCache Announces US$55 Million Private Placement

BEIJING, March 3, 2014 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced that it has signed a definitive securities purchase agreement with certain Institutional Investors (the “Institutional Investors”) affiliated with one of the world’s leading institutional investment management firms.

Pursuant to this agreement, the Institutional Investors will make an aggregate investment of US$55 million in ChinaCache by subscribing for 53,855,569 newly issued ordinary shares of the Company, which are represented by 3,365,973 American Depositary Shares of the Company (“ADSs”). The purchase price is US$16.34 per ADS, or US$1.02125 per ordinary share. The transaction is expected to close in March 2014, subject to satisfaction of customary closing conditions. The Company also agrees to give the Institutional Investors the preemptive rights to subscribe for the new shares that may be issued by the Company, in proportion to their shareholdings and certain registration rights.

Concurrently with the signing of the securities purchase agreement, the Company has signed definitive share repurchase agreements with certain existing shareholders, pursuant to which the Company agrees to repurchase a total number of 28,960,922 ordinary shares of the Company with the same price as the price Institutional Investors pay to subscribe the new shares. The Company will use the proceeds from the transaction for capital expenditures and to pay for the repurchased shares.

“We are pleased to have attracted top-tier institutional investors to strengthen our institutional ownership profile and augment our capital expenditure needs,” said Ms. Jing An, Acting CFO. “One of our top priorities is to continue to attract long term institutional investors to our company as we execute on our plans to drive shareholder value.  With this financing, certain early stage and existing investors can achieve liquidity, and enable additional quality investors to establish a presence in the ChinaCache name.”

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and to improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement, as well as ChinaCache’s strategic plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

This press release shall not constitute an offer or a solicitation of an offer to purchase any of our securities, and shall not constitute an offer, solicitation or sale of our ordinary shares or ADSs in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

For investor and media inquiries please contact:

Ms. Edith Kwan

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Ms. Brandi Larsen

The Piacente Group | Investor Relations

Tel: +1 212-481-2050

Email: chinacache@tpg-ir.com